[redacted]

11018349

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 48198

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlantic-Pacific Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Greenwich Avenue 2nd Floor
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Bossone 203-861-5480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

90 Grove Street	Ridgefield	CT	06877
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Anthony Bossone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic-Pacific Capital, Inc. I, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Anthony Bossone
Signature

Chief Financial Officer
Title

Notary Public

JASON M. MORLEY
Notary Public, State of New York
No. 01MO6145236
Qualified in Suffolk County
Commission Expires ~~May 01, 2010~~ 6/29/14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Atlantic-Pacific Capital, Inc.
Table of Contents
December 31, 2010

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

Report of Independent Auditors

To the Stockholder of
Atlantic-Pacific Capital, Inc.
Greenwich, Connecticut

We have audited the accompanying consolidated statement of financial condition of Atlantic-Pacific Capital, Inc. (the "Company") as of December 31, 2010, and the related consolidated statements of operations, changes in stockholder's equity and comprehensive income, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Atlantic-Pacific Capital Limited and Atlantic Pacific Capital Asia Limited, both wholly owned subsidiaries, which statements reflect total assets of $1,383,136 and $771,338, respectively, as of December 31, 2010, and total revenues of $4,025,202 and $614,481, respectively, for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Atlantic-Pacific Capital Limited and Atlantic Pacific Capital Asia Limited, are based solely on the reports of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlantic-Pacific Capital, Inc. as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 23, 2011

90 Grove Street, Suite 101
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue, Suite 303
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 ***e-mail info@reynoldsrowella.com*** ***website: www.reynoldsrowella.com***

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Financial Condition
December 31, 2010

Assets	
Current assets	
Cash	$ 6,231,142
Placement fees receivable	13,618,189
Other current assets	636,034
Due from funds	402,180
Total current assets	20,887,545
Property and equipment, net	1,987,517
Other assets	
Placement fees receivable	17,984,681
Other investment	300,000
Security deposits	256,343
Total other assets	18,541,024
Total assets	$ 41,416,086
Liabilities and stockholder's equity	
Current liabilities	
Accounts payable and accrued expenses	$ 964,903
Accrued net revenue participation	281,573
Total current liabilities	1,246,476
Long term liabilities	
Accrued defined benefit plan obligation	375,052
Total liabilities	1,621,528
Stockholder's equity	39,794,558
Total liabilities and stockholder's equity	$ 41,416,086

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Operations
Year Ended December 31, 2010

Revenues	
Placement fees	$ 37,093,975
Interest income	750,241
Other revenue	7,311,507
Total revenues	45,155,723
Operating expenses	
Salaries and related benefits	16,319,968
General and administrative	1,578,045
Professional fees	1,417,033
Travel	620,945
Depreciation and amortization	193,581
Total operating expenses	20,129,572
Income from operations before income taxes	25,026,151
Provision for income taxes	3,046
Net Income	$ 25,023,105

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Changes in Stockholder's Equity and Comprehensive Income
Year Ended December 31, 2010

	Common Stock*	Additional Paid-in-Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity	Comprehensive Income
Balance, December 31, 2009	$ 1	$ 178,610	$23,111,213	$ (514,202)	$ 22,775,622	
Distributions to stockholder	-	-	(7,994,882)	-	(7,994,882)	
Net Income	-	-	25,023,105	-	25,023,105	$ 25,023,105
Currency translation adjustment	-	-	-	(9,287)	(9,287)	(9,287)
Balance, December 31, 2010	$ 1	$ 178,610	$40,139,436	$ (523,489)	$ 39,794,558	$ 25,013,818

* 3,000 shares of common stock have been authorized. 100 shares have been issued and remain outstanding with a par value of $.01 per share.

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities	
Net Income	$ 25,023,105
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	193,581
Loss on disposal of equipment	54,762
Changes in operating assets and liabilities:	
Placement fees receivable	(15,972,497)
Due from funds	501,020
Due from affiliates	450,239
Other assets	(376,687)
Accounts payable and accrued expenses	304,388
Accrued defined benefit plan obligation	375,052
Accrued net revenue participation	160,893
Net cash provided by operating activities	10,713,856
Cash flows from investing activities	
Capital expenditures	(280,937)
Proceeds from sale of fixed assets	101,125
Net cash used in investing activities	(179,812)
Cash flows from financing activities	
Distributions to stockholder	(7,994,882)
Net cash used in financing activities	(7,994,882)
Effect of foreign exchange rate	(9,287)
Net increase in cash	2,529,875
Cash - beginning of year	3,701,267
Cash - end of year	$ 6,231,142
Cash paid during the year for:	
Income taxes	$ 1,000

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Atlantic-Pacific Capital, Inc. (the "Company") was incorporated in the State of Delaware on February 9, 1995. The Company is a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company raises capital from institutional investors and high net worth individuals for interests in private equity limited partnerships (the "Funds") that are not publicly traded. The Company earns a fee based on a percentage of capital invested or committed to be invested in such Funds. The Company's agreements with its clients typically include a retainer fee and schedule of fee payments to be made over an extended period of time with interest after acceptance by a Fund of capital or capital commitments.

The Company's consolidated financial statements include two active subsidiaries, Atlantic-Pacific Capital Limited ("APC Ltd.") and Atlantic Pacific Capital Asia Limited ("APC Asia Ltd."). APC Ltd. operates in London, England and markets the services of the Company in Europe. APC Asia Ltd. operates in Hong Kong, China and markets the services of the Company in Asia. All significant intercompany balances and transactions have been eliminated.

2. Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements of Atlantic-Pacific Capital, Inc. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America.

Foreign Currency Translation
The Company's functional currency is the U.S. Dollar. APC Ltd.'s functional currency is the British Pound, its local currency. APC Asia Ltd.'s functional currency is the Hong Kong Dollar, its local currency. All asset and liability accounts are translated at year-end exchange rates and income and expenses are translated using weighted average exchange rates. Resulting translation adjustments are reported as a separate component of comprehensive income on the consolidated statement of changes in stockholder's equity and comprehensive income.

Revenue and Expense Recognition
Placement fees are recognized as earned upon acceptance of capital or capital commitments by a Fund. The Company receives non-refundable retainer fees upon execution of agreements with Funds to provide capital fund-raising services, which are recorded as revenues when earned ratably over the longer of the term of the client engagement or relationship with these clients, and are included in placement fees on the consolidated statement of operations. All other income and expenses are recognized when earned and incurred, respectively.

Placement Fees Receivable
Placement fees receivable are typically due over one to three years commencing upon acceptance of capital or capital commitments by a Fund. Placement fees accrue interest at various rates. The Company recognized $739,525 of interest income on the unpaid balance for the year ended December 31, 2010. The Company discounts placement fees receivable balances that extend beyond one year when there is no stated interest rate at a rate of 4.3%. Placement fees may be

prepaid in whole or in part any time without premium or penalty. The Company recognizes an allowance for uncollectible placement fees by individual account analysis based on the client's ability to pay, willingness to pay and the expected recovery of amounts from applicable collection methods. No allowance was considered necessary at December 31, 2010.

Cash and Cash Equivalents
The Company considers all short term investments with an original maturity of 90 days or less to be cash equivalents. There were no cash equivalents at year-end.

Net Revenue Participation
Pursuant to agreements with certain employees, under specific circumstances, the Company is obligated to compensate such individuals at agreed upon percentages of placement fees and interest received less expenses incurred ("net revenue participation"). The Company recognizes net revenue participation expenses quarterly as placement fees and interest are received by the Company. Net revenue participation expenses are included in salaries and related benefits on the consolidated statement of operations.

Due from Funds
The Company is reimbursed by the Funds for all reasonable travel, telephone, postage and other out-of-pocket expenses incurred in relation to the capital fund-raising services provided.

Property and Equipment, Net
Property and equipment are recorded at cost. Depreciation and amortization are provided using accelerated methods in accordance with accounting principles generally accepted in the United States of America over the estimated useful lives of the assets. Property and equipment consist of the following:

Asset	Life	Carrying Value
Computer equipment and software	3 - 5 years	$ 164,773
Furniture and fixtures	5 - 7 years	242,861
Aircraft	5 - 7 years	2,116,000
Leasehold improvements	The lesser of the life of lease or the leasehold improvements	470,956
		2,994,590
Less accumulated depreciation and amortization		(1,007,073)
Property and equipment, net		$ 1,987,517

Other Investment
The Company has an investment in the common stock of WisdomTree Investments, Inc. valued at cost which the Company believes approximates fair value due to the restrictions on transferability and the limited active market in which the stock trades.

Income Taxes
The stand-alone United States entity, Atlantic-Pacific Capital, Inc. ("APC, Inc.") has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Under those provisions, APC, Inc. does not pay federal income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes on APC, Inc.'s taxable income. Based

upon various apportionment factors and state income tax laws, APC, Inc. may be liable for income taxes in certain states in which APC, Inc. does business.

APC Ltd. is liable for corporation taxes in the United Kingdom based upon its taxable income.

APC Asia Ltd. is liable for corporation taxes in Hong Kong, a Special Administrative Region of the People's Republic of China, based upon its taxable income.

Management has evaluated and concluded that the Company has taken no uncertain tax positions that require adjustment or disclosure in the financial statements. The Company's 2006 through 2009 tax years are open for examination by federal, state and local tax authorities.

Use of Estimates in Financial Statements
The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value Measurements
The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

3. Fair Value Measurement

The assets and liabilities that are measured at fair value on a recurring basis and categorized using the three levels of fair value hierarchy consisted of the following as of December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Common stocks	$ -	$ 300,000	$ -
Total	$ -	$ 300,000	$ -

Common stocks are classified within Level 2 of the fair value hierarchy because they are valued using quoted market prices derived from inactive markets after considering a discount for transferability restrictions.

4. Provision for Income Taxes

Income taxes consist of the following at December 31, 2010:

APC, Inc. state tax provision	$ 1,000
APC Ltd. corporation income tax provision	224
APC Asia Ltd. corporation income tax provision	1,822
Total income tax expense	$ 3,046

APC Ltd. has a deferred tax asset of $335,634 which has been fully reserved for due to the uncertainty of its recoverability.

5. Operating Leases

The Company leases office space in various cities throughout the United States, Europe and Asia under noncancelable operating leases expiring at various dates through March, 2021.

The following is a schedule of future minimum lease payments required under these noncancellable operating leases:

Year Ending December 31,		
2011	$	614,258
2012		365,970
2013		297,104
2014		303,740
2015		239,511
Thereafter to 2021		1,404,330
	$	3,224,913

Rent expense for the year ended December 31, 2010 totaled $636,223. It is reflected on the consolidated statement of operations as a component of general and administrative expenses.

6. **Profit Sharing Plan and Pension Plan**

The Company sponsors a defined contribution plan covering substantially all of its employees. Contributions at the discretion of the board of directors are determined as a percentage of each covered employee's compensation and totaled $498,695 for the year ended December 31, 2010.

The Company also sponsors a defined benefit pension plan (the "Plan"), covering eligible employees who are 21 years of age with one or more years of service. Pension benefits are based on years of service and the employee's compensation during the last five years of employment. The Company's funding policy is to contribute the amount required to fully fund the Plan's current liability or the amount necessary to meet the applicable regulations.

The Company's overall investment strategy is to provide a regular and reliable source of income to meet the liquidity needs of the Plan and minimize reliance on plan sponsor contributions as a source of benefit security. The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The target allocation ranges by major asset classes are central to the investment policy. The objective of the target allocations is to ensure assets are invested with the intent to protect Plan assets so that such assets are preserved for the provision of benefits to participants and their beneficiaries and such long-term growth as may maximize the amounts available to provide such benefits without undue risk. Also considered are the weighted average return of capital and historical returns on comparable equity, debt, and other investments. The overall investment strategy is to achieve approximately 50% to 60% equities securities and 40% to 50% fixed income securities. At December 31, 2010, the Plan's master trust was invested as follows: cash and cash equivalents of 100%.

The components of net periodic benefit cost, assumptions, change in benefit obligation, change in Plan assets and the funded status reconciliation for the Plan as of December 31, 2010 are as follows:

Components of net periodic benefit cost		
Service cost	$	783,387
Interest cost		-
Expected return on Plan assets		(503)
Net periodic benefit cost	$	782,884
Weighted average assumptions used to determine net periodic benefit cost and benefit obligation		
Discount rate		5.50%
Weighted average rate of compensation increase		3.00%
Expected long-term return on Plan assets		5.00%
Change in projected benefit obligation		
Benefit obligation at the beginning of the year	$	-
Interest cost		-
Service cost		783,387
Benefits paid		-
Benefit obligation at the end of the year	$	783,387
Change in Plan assets		
Fair value of the Plan assets at the beginning of the year	$	-
Actual return on Plan assets		3
Employer contributions		408,332
Benefits paid		-
Fair value of the Plan assets at the end of the year	$	408,335
Unfunded status	$	375,052
Amount recognized in the statement of financial position		
Accrued defined benefit plan obligation	$	375,052

The following benefit payments are expected to be paid out of the Plan over the next 10 years ending December 31:

2011	$	-
2012		-
2013		-
2014		-
2015		-
Thereafter to 2020		110,222
	$	110,222

7. Concentration of Credit Risk

The Company maintains cash and savings accounts at two financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At all times during the year, balances exceeded insured limits. The Company has not experienced any losses in the past in these accounts.

The Company derives its revenue from a small number of clients and there is a concentration of receivables associated with these clients. As of December 31, 2010, approximately two-thirds of the Company's receivables are due from three clients.

8. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

On May 3, 2010, the Company commenced arbitration action against a client for failing to pay contractual fees for performing placement agent services and for violating other provisions of the placement agreement. As a result of this action, the client filed a complaint against the Company seeking injunctive relief staying the arbitration, legal costs and interest. The Company has moved to compel arbitration and dismiss the client's complaint. All of these motions remain pending and undecided. The ultimate outcome of this legal matter cannot presently be determined. However, in management's opinion, the likelihood of a material adverse outcome is considered to be remote and even though the possibility for a material favorable outcome is possible, adjustments, if any, that might result from the resolution of this matter have not been reflected in the financial statements.

9. Related Party Transactions

The Company's sole stockholder from time to time uses Company resources to provide services to affiliates also owned by the Company's stockholder. The Company has no amounts due from an affiliate as of December 31, 2010. Amounts charged to the affiliate by the Company are at cost and recorded as a reduction of the actual expense incurred. Such amounts charged to the affiliate for the year ended December 31, 2010 totaled $583,244.

An officer of the Company has provided a personal guarantee of an office lease obligation.

10. Customer Securities – Possession and Control Requirements

The Company is exempt from certain provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

11. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the Company to maintain minimum net capital and a ratio of aggregate indebtedness to net capital not exceeding fifteen to one.

At December 31, 2010, the Company had net capital of $3,512,043 which was $3,386,256 in excess of the minimum net capital requirement of $125,787. The Company's ratio of aggregate indebtedness to net capital was 0.5372 to 1.0.

Supplementary Information
December 31, 2010

Atlantic-Pacific Capital, Inc.
Unconsolidated Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2010

Stockholder's equity	$ 39,316,215
Less: nonallowable assets	
Placement fees receivable	31,601,592
Property and equipment	1,929,280
Other assets	1,108,093
Investment in affiliates	763,027
Due from funds	402,180
Total nonallowable assets	35,804,172
Less: haircuts	-
Net capital	3,512,043
Minimum net capital required ($5,000 or 6 2/3% of aggregate indebtedness)	125,787
Excess Net Capital	$ 3,386,256
Excess Net Capital at 1000 percent	$ 3,323,363
Aggregate indebtedness	$ 1,886,800
Ratio: Aggregate indebtedness to net capital	0.5372 to 1.0

Reconciliation of Net Capital and Unaudited Net Capital Pursuant to SEC Rule 17a-5(d)(4)
December 31, 2010

The net capital computation above does not differ from that filed by the Company on January 26, 2011 in its unaudited filing.

Atlantic-Pacific Capital, Inc.
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2010

The Company is exempt under Rule 15c3-3 (k)(2)(i).

Atlantic-Pacific Capital, Inc.
Reconciliation of Audited Consolidated Statement of Financial Condition to the Atlantic-Pacific Capital, Inc. Unconsolidated Statement of Financial Condition
December 31, 2010
(in U.S. dollars)

	Audited Consolidated Statement of Financial Condition	Subsidiaries Excluded, Reclassifications, and Eliminations	Atlantic - Pacific Capital, Inc. Unconsolidated Statement of Financial Condition
Assets			
Current assets			
Cash	$ 6,231,142	$ (831,799)	$ 5,399,343
Placement fees receivable	13,618,189	-	13,618,189
Other current assets	636,034	(32,641)	603,393
Due from funds	402,180	-	402,180
Total current assets	20,887,545	(864,440)	20,023,105
Property and equipment, net	1,987,517	(58,237)	1,929,280
Other assets			
Placement fees receivable	17,984,681	(1,277)	17,983,404
Other investment	300,000	-	300,000
Security deposits	256,343	(52,144)	204,199
Investment in affiliates	-	763,027	763,027
Total other assets	18,541,024	709,606	19,250,630
Total assets	$ 41,416,086	$ (213,071)	$ 41,203,015
Liabilities and stockholder's equity			
Current liabilities			
Accounts payable and accrued expenses	$ 964,903	$ (609,199)	$ 355,704
Due to affiliates	-	941,135	941,135
Accrued revenue participation	281,573	(66,664)	214,909
Total current liabilities	1,246,476	265,272	1,511,748
Long term liabilities			
Accrued defined benefit plan obligation	375,052	-	375,052
Total liabilities	1,621,528	265,272	1,886,800
Stockholder's equity	39,794,558	(478,343)	39,316,215
Total liabilities and stockholder's equity	$ 41,416,086	$ (213,071)	$ 41,203,015

Report of Independent Auditors on Internal Control
Pursuant to SEC Rule 17a-5
December 31, 2010

Reynolds & Rowella LLP

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

Report of Independent Auditors on Internal Control
Pursuant to SEC Rule 17a-5

To the Board of Directors of
Atlantic-Pacific Capital Inc.
Greenwich, Connecticut

In planning and performing our audit of the financial statements of Atlantic-Pacific Capital Inc. (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

90 Grove Street, Suite 101
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(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

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New Canaan, CT 06840
(203) 972-5191

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conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 23, 2011

Atlantic-Pacific Capital, Inc.

Consolidated Financial Statements and Supplementary Information

December 31, 2010

Reynolds & Rowella LLP